Exhibit 99.1

China Index Holdings Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, March 9, 2020 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), the largest real estate information and analytics service platform provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                      Total revenues were RMB168.3 million, an increase of 39.1% from RMB121.0 million in the corresponding period of 2018.

•                      Operating income was RMB86.8 million, an increase of 68.5% from RMB51.5 million in the corresponding period of 2018.

•                      Net income was RMB74.7 million, an increase of 69.4% from RMB44.1 million in the corresponding period of 2018.

Fiscal Year 2019 Highlights

•                      Total revenues were RMB579.7 million, an increase of 37.7% from RMB421.0 million in 2018.

•                      Operating income was RMB287.6 million, an increase of 52.5% from RMB188.6 million in 2018.

•                      Net income was RMB245.5 million, an increase of 48.4% from RMB165.4 million in 2018.

“Our fourth quarter results reflect CIH’s strong and healthy growth trajectory,” commented Yu Huang, CEO of CIH. “In the fourth quarter, our year-over-year growth of revenue and net income reached 39.1% and 69.4% respectively, solidifying our position as a leader in digitizing China’s property service industry. I look forward to continuing this trend in 2020 with innovative technologies and value creation for our customers as we focus on empowering China’s commercial property market.”

Fourth Quarter 2019 Financial Results

Revenues

CIH reported total revenues of RMB168.3 million in the fourth quarter of 2019, an increase of 39.1% from RMB121.0 million in the corresponding period of 2018.

•                  Revenues from information and analytics services (SaaS) were RMB76.8 million in the fourth quarter of 2019, an increase of 34.3% from RMB57.2 million in the corresponding period of 2018, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB91.5 million in the fourth quarter of 2019, an increase of 43.4% from RMB63.8 million in the corresponding period of 2018, primarily due to an increase in number of customers.

Cost of Revenue

Cost of revenue was RMB33.9 million in the fourth quarter of 2019, an increase of 44.9% from RMB23.4 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Expenses

Operating Expenses were RMB47.6 million in the fourth quarter of 2019, an increase of 3.3% from RMB46.1 million in the corresponding period of 2018.

•                  Selling and marketing expenses were RMB26.4 million in the fourth quarter of 2019, an increase of 18.9% from RMB22.2 million in the corresponding period of 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB21.2 million in the fourth quarter of 2019, a decrease of 11.3% from RMB23.9 million in the corresponding period of 2018, primarily due to the one-off listing fees of RMB9.2 million in the fourth quarter of 2018.

Operating Income

Operating Income was RMB86.8 million in the fourth quarter of 2019, an increase of 68.5% from RMB51.5 million in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses were RMB15.2 million in the fourth quarter of 2019, an increase of 100.0% from RMB7.6 million in the corresponding period of 2018.

Net Income

Net income was RMB74.7 million in the fourth quarter of 2019, an increase of 69.4% from RMB44.1 million in the corresponding period of 2018.

Fiscal Year 2019 Financial Results

Revenues

CIH reported total revenues of RMB579.7 million for 2019, an increase of 37.7% from RMB421.0 million in 2018.

•                  Revenues from information and analytics services (SaaS) were RMB268.6 million for 2019, an increase of 30.3% from RMB206.2 million in 2018, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB311.1 million for 2019, an increase of 44.8% from RMB214.8 million in 2018, primarily due to an increase in number of customers.

Cost of Revenue

Cost of revenue was RMB110.5 million for 2019, an increase of 26.0% from RMB87.7 million in 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Expenses

Operating Expenses were RMB181.6 million for 2019, an increase of 25.5% from RMB144.7 million in 2018.

•                  Selling and marketing expenses were RMB99.0 million for 2019, an increase of 27.4% from RMB77.7 million in 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB82.6 million for 2019, an increase of 23.3% from RMB67.0 million in 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Income

Operating Income was RMB287.6 million for 2019, an increase of 52.5% from RMB188.6 million in 2018.

Income Tax Expenses

Income tax expenses were RMB44.7 million for 2019, an increase of 49.0% from RMB30.0 million in 2018.

Net Income

Net income was RMB245.5 million for 2019, an increase of 48.4% from RMB165.4 million in 2018.

Business Outlook

Based on current operations and market conditions, management expect CIH’s total revenue for 2020 to increase approximately 20% year-over-year, which represents management’s current and preliminary view and is to subject to change.

Recent Development

Amendment to Business Cooperation Agreement with Fang Holdings

CIH and Fang Holdings Limited (NYSE: SFUN) (“Fang”) decided to amend the terms of the Business Cooperation Agreement (the “Agreement”) dated May 24, 2019 in relation to CIH’s separation from Fang.

Both parties agreed to terminate the income sharing arrangement under the Agreement, where income from listing services was shared based on advertising channels, i.e., Fang’s advertisements on CIH’s commercial real estate channel entitles Fang to receive 15% of the revenues generated by such advertisements, whereas CIH’s advertisements on Fang’s residential real estate channel entitles CIH to receive 15% of the revenues generated by such advertisements. Through this amendment to the Agreement, CIH and Fang will no longer share income based on advertising channels.

Conference Call Information

CIH’s management team will host a conference call on March 9, 2020 at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on March 9, 2020 through 09:59 AM ET March 17, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	5142106

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates the largest real estate information and analytics service platform in China.1 Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

1  In terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report prepared by Frost & Sullivan in 2019.

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS i

(Amounts in thousands of Renminbi (“RMB”))

	As of December 31,	As of December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	129,913	164,202
Time deposits	209,163	—
Accounts receivable, net of allowance for doubtful accounts	24,243	15,534
Prepaid expenses and other current assets	4,566	693
Amount due from related parties	4,820	1,970
Total current assets	372,705	182,399

Non-current assets:
Property and equipment, net	2,873	3,932
Right of use assets, net	49,595	—
Total non-current assets	52,468	3,932

Total assets	425,173	186,331

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	7,844	5,184
Amounts due to related parties	7,734	680
Deferred revenue	203,531	143,254
Income taxes payable	23,396	14,480
Accrued expenses and other liabilities	84,250	79,532
Total current liabilities	326,755	243,130

Non-current liabilities:
Long-term lease liability	37,679	—
Other non-current liabilities	39,757	15,496
Total non-current liabilities	77,436	15,496

Total liabilities	404,191	258,626

Commitments and contingencies	—	—

Shareholders’ equity / (deficit):
Class A ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2019 and December 31, 2018: 72,475,630 and nil; outstanding shares as of December 31, 2019, and December 31, 2018: 65,762,936 and nil	500	—
Class B ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued and outstanding as of December 31, 2019 and December 31, 2018: 23,636,706 and nil	163
Treasury shares	(46)	—
Additional paid-in capital	(132,334)	—
Retained earnings	152,419	—
Parent company investment	—	(72,522)
Accumulated other comprehensive income	280	227
Total shareholders’ equity / (deficit)	20,982	(72,295)

Total liabilities and shareholders’ equity / (deficit)	425,173	186,331

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018

Revenues	168,291	120,997	579,650	421,024
Cost of revenues	(33,940)	(23,393)	(110,492)	(87,733)
Gross profit	134,351	97,604	469,158	333,291

Operating expenses:
Selling and marketing expenses	(26,370)	(22,253)	(99,020)	(77,731)
General and administrative expenses	(21,160)	(23,835)	(82,615)	(66,993)

Operating income	86,821	51,516	287,523	188,567
Interest income	1,424	13	2,914	664
Change in fair value of warrants	1,786	—	(1,152)	—
Gains on sale of available-for-sale investments	—	—	—	4,842
Government grants	17	219	903	1,395

Income before income taxes	90,048	51,748	290,188	195,468
Income tax expenses	(15,288)	(7,663)	(44,737)	(30,048)

Net income	74,760	44,085	245,451	165,420

Other comprehensive income / (loss)
Foreign currency translation adjustments, net of nil income taxes	81	(8)	53	49

Total comprehensive income	74,841	44,077	245,504	165,469

Earnings per share for Class A and Class B ordinary shares:
Basic	0.83	0.49	2.74	1.85
Diluted	0.83	0.49	2.73	1.85
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,739,655	89,399,642	89,607,335	89,399,642
Diluted	90,368,070	89,399,642	89,925,689	89,399,642

i  The financial results prior to the separation of CIH from Fang Holdings Limited (“Fang”) have been prepared on a stand-alone basis and are derived from the consolidated financial results and underlying accounting records of Fang, as the financial results of CIH had been historically included within the consolidated financial results of Fang prior to its separation from Fang, which was completed on June 11, 2019.